Exhibit 99.2

Snow Lake Lithium Receives $158,000 Grant from Manitoba Chamber of Commerce to

Support Continued Resource Expansion

MANITOBA, CAN, April 12, 2022 — Snow Lake Resources Ltd., d/b/a Snow Lake Lithium Ltd. (Nasdaq: LITM) (“Snow Lake” or the “Company”), is proud to announce the receipt of a grant from the Manitoba Mineral Development Fund for the amount of CAD $157,500 to help fund the ongoing winter drilling campaign.

The previous grant from the Manitoba Mineral Development Fund of $62,000 ( Snow Lake Lithium Ltd. Receives Government Grant for CAD $62,000 ) was utilized in the ongoing geophysics drone campaign ( Snow Lake Lithium’s First Results from Drone Mag Survey Identify Multiple Anomalies and Prospective Targets on Sherritt Gordon ) that is proving extremely beneficial in identifying additional pegmatites across the 86 square mile property. The current drilling campaign has included three drills operating 24/7 ( Snow Lake Announces Significant Progress Update for Winter Drilling Campaign ) across the original resource at Thompson Brothers as well as the outside targets at Grass Rivers, BYP and Sherritt Gordon. The strategy is to expand the existing resource while identifying additional resources that will serve as a starter pit for commercial mining.

The new grant will assist with costs relating to the next phase of the drilling campaign as we transition from ice roads to helicopter drilling over the spring and summer months. With the current resource standing at 11.1 million metric tonnes indicated and inferred resource at 1% Li2O and a ten-year mine life, the ambition is now to multiply the resource and extend the mine life by decades. Snow Lake has been assisted in these efforts by Quesnel Bros. Diamond Drilling Ltd. of Denare Beach, Saskatchewan; Forage BRL Drilling of Temagami, Ontario; and Heli Source Ltd. based in Snow Lake, Manitoba.

www.SnowLakeLithium.com

Legal Address 242 Hargrave St #1700, Winnipeg, MB R3C 0V1 Canada	Mailing Address Snow Lake Resources ltd PO Box 126 Simcoe Ont N3Y 4K8

Image 1 – Heli Source Ltd. Helicopter

Concurrently, Snow Lake continues to progress the environmental, engineering and feasibility programs in order to achieve the necessary milestones for commercial production.

Chuck Davidson, President & CEO of the Manitoba Chamber of Commerce, and Chair of the Manitoba Mineral Development Fund commented “Snow Lake Lithium is reinvigorating and redefining the mining industry in Manitoba by facilitating the progression from traditional mining to a new era of environmentally conscious extraction that will help our industry grow into the next century in a sustainable fashion. Philip Gross and his team have demonstrated a strong commitment to ESG principals and to ensuring that Manitoba can play a critical role today in making for a better tomorrow. On behalf of Manitoba, we are proud to once again collaborate and help support Snow Lake achieve production.”

www.SnowLakeLithium.com

Legal Address 242 Hargrave St #1700, Winnipeg, MB R3C 0V1 Canada	Mailing Address Snow Lake Resources ltd PO Box 126 Simcoe Ont N3Y 4K8

Philip Gross CEO of Snow Lake Lithium further commented “We are incredibly grateful to the Manitoba Mineral Development Fund Board of Directors for their further recognition and support of our project. We remain committed to Manitoba and its ideals of a green future and a sustainable economy. Manitoba is the perfect geographic location in North America to benefit from the electrification of the automobile fleet, with its abundance of natural resources, access to clean energy, state of the art logistics, infrastructure and a motivated populace. We look forward to an incredibly promising future in Manitoba and Canada as we continue this journey to a fully electric, fully renewable future.”

www.SnowLakeLithium.com

Legal Address 242 Hargrave St #1700, Winnipeg, MB R3C 0V1 Canada	Mailing Address Snow Lake Resources ltd PO Box 126 Simcoe Ont N3Y 4K8

Image 2 – Snow Lake Team Holding Drill Core From Current Drilling

Map 1 – Map showing Location of BYP, SGP and GRP Pegmatites

www.SnowLakeLithium.com

Legal Address 242 Hargrave St #1700, Winnipeg, MB R3C 0V1 Canada	Mailing Address Snow Lake Resources ltd PO Box 126 Simcoe Ont N3Y 4K8

About the Manitoba Mineral Development Fund (MMDF)

The Manitoba Mineral Development Fund (MMDF) is a $20M initiative of the Province of Manitoba administered by the Manitoba Chambers of Commerce. MMDF provides grants to support northern economic development and mining projects that create partnerships, increase local employment, and stimulate investment in Northern Manitoba. More information on MMDF can be found at: Home - MMDF.

About Snow Lake Resources Ltd.

Snow Lake Lithium is committed to creating and operating a fully renewable and sustainable lithium mine that can deliver a completely traceable, carbon neutral and zero harm product to the electric vehicle and battery markets. We aspire to not only set the standard for responsible lithium mining, but we intend to be the first lithium producer in the world to achieve Certified B Corporation status in the process.

Our wholly owned Thompson Brothers Lithium Project covers a 55,318-acre site that has only been 1% explored and contains an identified-to-date 11.1 million metric tonnes indicated and inferred resource at 1% Li2O.

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Snow Lake Resources Ltd.’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict and include statements regarding the expected use of proceeds and expected closing. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the final prospectus related to our public offering filed with the Securities and Exchange Commission and other filings and reports that we file with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Snow Lake Resources Ltd. undertakes no duty to update such information except as required under applicable law.

Contact: ir@snowlakelithium.com

www.SnowLakeLithium.com

twitter: @SnowLakeLithium

www.SnowLakeLithium.com

Legal Address 242 Hargrave St #1700, Winnipeg, MB R3C 0V1 Canada	Mailing Address Snow Lake Resources ltd PO Box 126 Simcoe Ont N3Y 4K8

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